April 17, 2012
Lisa M. Proch
Assistant Vice President and
Senior Counsel
Law Department
Direct Dial: (860) 843-8335
Fax: (860) 843-8665

VIA EMAIL

Mr. Alberto Zapata

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8629

Filing No. 333-88787

Dear Mr. Zapata,

Thank you for your comments on the above-captioned filing. Presented below are the responses to your comments:

General Comments

1) COMMENT: Please clarify supplementally whether there are any types of guarantees or support agreements of third parties to support any of the company’s guarantees under the contract or whether company will be primarily responsible for paying out on any guarantees associated with the contract.

RESPONSE: Registrant confirms that as of the date hereof, there are no guarantees or support agreements with third parties to support any of the company’s guarantees. The applicable insurer will be primarily responsible for paying out on any guarantees associated with the contracts in question.  The company has reinsurance agreements that may cover some or all of the guarantees associated with the policy.

2) COMMENT: Make conforming changes to File No. 333-07471, and whenever a comment has applicability to both, in your response please identify the prospectus for which the change was made.

RESPONSE: We will make conforming changes to File No. 333-07471 as applicable, and identify such changes in our responses.

General Comments on Prospectus and Registration Statement

3) COMMENT: Cover Page and Defined Terms Section. Please confirm supplementally that the contracts named on the front of the cover pages of the prospectus are and will continue to be the same as that named on the Edgar classifiers.

RESPONSE: We confirm that the contract names on the prospectuses are the same as those named in the Edgar classifiers.

4) COMMENT: Please define the capitalized term “Underlying Funds” prior to first use or in the glossary and from then on, use the capitalized term consistently throughout the prospectus.

RESPONSE: We capitalized the term “Underlying Fund” consistently throughout the prospectus. In addition, we added the below definition to the section titled, “Glossary of Special Terms.” This change was made to File Nos. 333-88787 and 333-07471.

Underlying Fund: The mutual funds that the Sub-Accounts invest in. The Underlying funds are offered exclusively as investment options in variable insurance products issued by life insurance companies. They are not offered or made available directly to the public. These portfolios may contain different investments than the similarly named mutual funds offered by the money manager; therefore, investment results may differ. Fund holdings and investment strategies are subject to change. Investments in some funds may involve certain risks and may not be appropriate for all investors.

5) COMMENT: Please define the capitalized term “Sub-Account” and use the capitalized term consistently throughout the prospectus.

RESPONSE: We capitalized the term “Sub-Account” consistently throughout the prospectus. We currently define the term “Sub-Account” under the section titled, “Glossary of Special Terms.” This change was made to File Nos. 333-88787 and 333-07471.

6) COMMENT: Please define the capitalized term “Policy” and use the capitalized term consistently throughout the prospectus.

RESPONSE: We capitalized the term “Policy” consistently throughout the prospectus. In addition, we added the below definition to the section titled, “Glossary of Special Terms.” This change was made to File Nos. 333-88787 and 333-07471.

Policy: A legal contract between the Owner and Hartford Life Insurance Company or Hartford Life and Annuity Insurance Company, which provides a death benefit payable to the beneficiary upon death of the Insured in accordance with the Policy.

7) COMMENT: Please define the capitalized term “Policy Owner” and use the capitalized term consistently throughout the prospectus.

RESPONSE: We capitalized the term “Policy Owner” consistently throughout the prospectus. In addition, we added the below definition to the section titled, “Glossary of Special Terms.” This change was made to File Nos. 333-88787 and 333-07471.

Policy Owner: The Owner or entity named as such in the application whom has all of the rights as stated in the Policy while the Insured is living.

8) COMMENT: Please survey the Registration Statement for defined terms that are similarly referenced in an inconsistent manner and remedy.

RESPONSE: We have surveyed the Registration Statement for inconsistently referenced terms.

9) COMMENT: Summary of Benefits and Risks. Please add a “No-Lapse Guarantee” definition to the Glossary of Special Terms.

RESPONSE: We added the below “No-Lapse Guarantee” definition to the section titled, “Glossary of Special Terms.” This change was made to File Nos. 333-88787 and 333-07471.

No-Lapse Guarantee: A policy feature or rider that guarantees your Policy will not lapse regardless of Account Value as long as You meet the requirements of the guarantee.

10) COMMENT: Fees and Expenses Table. Please advise the staff whether the rider charges listed include endorsements and applicable charges for endorsements, that were endorsements that were previously sold but no longer available to be added to a new contract. Please explain to the staff, what would happen if an option is no longer available to purchasers.

RESPONSE: There are two versions of the Waiver of Specified Amount Disability Benefit Rider available in the prospectus. The first rider was available to policies issued on or before March 12, 2007, and the second is available to policies issued after March 12, 2007. All other riders in the table continue to be available to policy holders. We added language to the Waiver of Specified Amount Disability Benefit Riders in the fee

table to clarify the date each rider is available to policies. This change was made to File Nos. 333-88787 and 333-07471.

11) COMMENT: Annual Fund Operating Expenses. For purposes of the Investment Management Fees and Other Expenses table beginning on page 12, please note that in order to reflect contractual waivers in the net total annual fees shown, all contractual waivers should be in place for at least one year from the effective date of the Registration Statement. Please confirm all contract waivers will be in place for at least one year from the effective date from this filing or amend pertinent net total fees to remove this fee waiver.

RESPONSE: We updated the “Investment Management Fees and Other Expenses” table with year 2010 fee expense numbers, and confirm that any contractual waivers shown will be in place for at least one year from the filing effective date. This change was made to File Nos. 333-88787 and 333-07471.

12) COMMENT: Annual Fund Operating Expenses. Please round the figures in the fee table to the nearest hundredth.

RESPONSE: We have rounded the figures in the fee table to the nearest hundredth. This change was made to File Nos. 333-88787 and 333-07471.

13) COMMENT: Annual Fund Operating Expenses. Please limit footnotes in the fee tables to funds that are offered.

RESPONSE: We have limited the footnotes in the fee table to only funds that are offered. This change was made to File Nos. 333-88787 and 333-07471.

14) COMMENT: Please update revenue sharing and rule 12b-1 fee percentage parameters contained in the last paragraph of the section titled “Fees and Payments We Receive from Fund Related Parties” to 2011 numbers. Confirm the revenue sharing total for fiscal 2011 is not overstated.

RESPONSE: We have updated the “Fees and Payments We Receive from Fund Related Parties” section to reflect 2011 percentage and fee information, and confirm this information is not overstated. This change was made to File Nos. 333-88787 and 333-07471.

15) COMMENT: Withdrawals. (Disclosure states the withdrawals deducted on pro rata basis from fixed account and sub-account). Please clarify how the account will handle partial withdrawal requests if the specified sub-accounts do not have sufficient funds to meet the share of the withdrawal request.

RESPONSE: Under the “Withdrawals” section of the prospectus, we have added the following disclosure:

If You request a withdrawal to be taken from specified investment choices and there is insufficient value in a choice to satisfy your request, then the withdrawal will be taken on a pro rata basis across all investment choices. This change was made to File Nos. 333-88787 and 333-07471

16) COMMENT: Lapse and Reinstatement. Describe concisely how the cash value, surrender value and death benefit will be determined under the available lapse options (Item 11c of N-6).

RESPONSE: Under the “Lapse and Reinstatement” section of the prospectus, we have added the below disclosure to each No Lapse Guarantee options. This change was made to File Nos. 333-88787 and 333-07471.

While the No Lapse Guarantee is available, we guarantee your Account Value will never be less than zero and your death benefit will be at least equal to the Face Amount.

17) COMMENT: Please provide any financial statements, exhibits, consents and other prior disclosure not included in the current amendment.

RESPONSE: We have included all required documents and disclosure in the current amendment.

18) COMMENT: Please provide powers of attorney that relate specifically to these registration statements as required by rule 483(b) of the Securities Act. Each power of attorney must either list the securities act registration number of the filing or specifically name the contract whose prospectus and statement of additional information is being registered.

RESPONSE: We have updated the powers of attorney to include the registration statement number of the filings. This change was made to File Nos. 333-88787 and 333-07471.

19) COMMENT: Please include the Tandy Representations with your response letter.

RESPONSE: We have included the Tandy Representations below.

We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the above captioned prospectus and related statement of additional information for the above referenced registration statements filed on Form N-6.

We acknowledge that the review of the filing by the Staff of the Commission does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.

Further, we acknowledge that the registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

We appreciate your attention to this filing. If you have any comments or questions, please call me at (860) 843-8335.

Very truly yours,

Lisa Proch

Assistant Vice President and

Assistant General Counsel